SUNAMERICA MONEY MARKET FUNDS, INC.
RESPONSE TO ITEM 77 FOR THE CURRENT
FILING OF N-SAR (Period Ended December 31, 2007)


SUB-ITEM 77N-ACTIONS REQUIRED TO BE REPORTED
 PURSUANT TO RULE 2a-7


On August 28, 2007, mark to market losses experienced in the investment portfolio of SIV Portfolio, PLC ("SIV Portfolio") (formerly Cheyne Finance PLC ("Cheyne")), the issuer of an underlying medium term note (the "Note") held by the SunAmerica Money Market Funds, Inc.-SunAmerica Money
Market Fund (the "Fund"), triggered the appointment of receivers (Deloitte & Touche LLP) (collectively, the "Receiver").

On October 4, 2007, Moody's Investors Service downgraded the rating assigned to the Note. The Moody's rating for the commercial paper was downgraded from P-1 to "Not Prime" ("Not Prime" is below the second highest short-term rating category), causing the Note to no longer qualify as an "Eligible Security," as defined in Rule 2a-7 under the Investment Company Act of 1940, as amended (the "1940 Act").

On October 17, 2007, the Receiver determined that SIV Portfolio was, or was about to become, unable to pay its debts as they came due and that an insolvency event had occurred ("Event of Insolvency"). As a result of this determination, the Note became immediately due and payable and defaulted as a result of non-payment.

In response to the Event of Insolvency, the Board of Directors of the Fund (the "Board") met on October 24, 2007 to consider whether to continue to hold the Note and determined that disposal of the Note at that time would not be in the best interests of the Fund. The Board had previously met as a result of the credit quality downgrade that occurred on October 4, 2007 that caused the Note to no longer qualify as an "Eligible Security," as defined in Rule 2a-7 under the 1940 Act and determined that, based on the recommendations of the investment adviser, among other factors, the Note continued to present minimal credit risks and that disposal of the Note at that time would not be in the best interests of the Fund. In addition, the Fund provided the required notice to the Securities and Exchange Commission pursuant to Rule 2a-
7(c)(6)(iii) under the 1940 Act. The Note was held by the Fund as of the final day of the reporting period (December 31, 2007).

  Standard & Poor's had previously downgraded the Cheyne commercial paper from A-1 to A-2 on August 28, 2007 (A-2 is the second highest short-term paper rating category).